September 23, 2021

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Attention: Ms. Stacie Gorman

Re: Canna-Global Acquisition Corp

Form S-1

Filed September 7, 2021

File No. 333-258619

Dear Ladies and Gentlemen,

On behalf of Canna-Global Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on September 7, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company.

The response set forth below is based upon information provided to Rimon P.C. On behalf of the Company, we advise you as follows:

Form S-1 filed September 7, 2021

Capitalization, page 76

1.	The Staff advised, in pertinent part: “We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A ...”

Response: In response to SEC’s comment, we have revised the Company’s Capitalization Table and prepared corresponding changes in the amendment to the Company’s S-1 to comply with the SEC’s request.

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Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Ameen Hamady; Wilson Lee;
Patrick Costello; and James Lopez

1717 K Street NW, Suite 900, Washington, D.C. 20006